UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2015

Golar LNG Limited
(Translation of registrant’s name into English)
2nd Floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton, HM 11, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

INTERIM RESULTS FOR THE PERIOD ENDED 31 MARCH 2015

Highlights

•	Solid progress in final negotiations with Perenco on deployment of the Hilli in Cameroon.

•	Entered into MoU with Rosneft for development of up to 2 potential FLNG projects.

•	Concluded the sale of Golar Eskimo to Golar LNG Partners LP for $390 million.

•	Sold 7.17 million Golar Partners common units generating net proceeds of $207 million.

•	Took delivery of new-build LNG carriers Golar Snow, Kelvin and Ice.

•	LNG Chartering market remained weak with fleet utilisation deteriorating as a result.

•	Chartered two newbuild LNG carriers to Nigeria LNG for 12 months.

•	1Q reports a $24.6 million net profit.

•	Underlying EBITDA* in the quarter decreased to a loss of $4.3 million compared to 4Q profit of $7.8 million.

•	Board maintains dividend at $0.45 per share for the quarter.

Subsequent events

•	Purchased the Bonny Gas Transport vessel LNG Abuja.

•	Initiated discussions with Keppel on option for a third GoFLNG vessel.

•	Binding Heads of Terms signed with Ophir to support 20 yr. 2.2mtpa Equatorial Guinea FLNG project.

* Underlying EBITDA is defined as earnings before interest, depreciation and amortization, impairments and non-recurring items.

Financial Review
Underlying Business Performance

	2015	2014
(in thousands of $)	Jan-Mar	Oct-Dec

Time and voyage charter revenues	32,145	32,518
Vessel and other management fees	4,381	2,754
Vessel operating expenses	(15,595)	(12,812)
Voyage and commission expenses	(27,017)	(11,850)
Administrative expenses	(6,952)	(4,266)
Depreciation and amortization	(17,697)	(14,124)
Impairment of long-term assets		(500)
Total Operating Losses (excluding gain on disposals)	(30,735)	(8,280)

Add back
Non recurring items - Golar Grand charter loss contingency	8,757	-
Non recurring items - Viking settlement	-	4,000
Non recurring items - Keppel reimbursement	-	(2,500)
Depreciation and amortization	17,697	14,124
Impairment of long-term assets	-	500
Underlying EBITDA	(4,281)	7,844
* Underlying EBITDA is defined as earnings before interest, depreciation and amortization, impairments and non-recurring items.

Against a backdrop of continuing weakness in the spot market for LNG Carriers, utilisation of the Golar fleet declined from 57% in 4Q to 46% in 1Q. Having arrived after the peak winter chartering season, the January delivered Golar Snow and Golar Kelvin and February delivered Golar Ice all experienced little or no utilisation for the remainder of the quarter. Following redelivery from a three year charter in February, the Golar Arctic was also idle for the remainder of the quarter. Partially mitigating this was improved utilisation of the Golar Glacier and Frost. Overall, 1Q revenues were in line with the prior quarter. Vessel and other management fees represent the revenue Golar receives for managing the Golar Partners’ fleet together with recharges to Golar Wilhelmsen in respect of Golar employees seconded to this joint venture ship management company. At $4.4 million, these increased $1.6 million over 4Q, most of which is due to additional recharges to Golar Wilhelmsen.

Voyage and commission expenses increased $15.2 million in 1Q. The cost of chartering in the Golar Eskimo and the Grand from Golar Partners added $22.1 million to voyage expenses. Included in this is an accounting charge of $8.8m in respect of the Golar Grand that stems from the Company giving a guarantee to Golar Partners to stand ready to charter back the ship if BG Group did not exercise its option under the Golar Grand charter. US GAAP requires Golar to fair value its potential exposure by comparing the earnings potential of Golar Grand against its charter obligations to Golar Partners and to recognise that exposure upfront. This provision is then released to net income over the remaining term of the Golar Grand charter with Golar Partners which expires in October 2017. The costs associated with chartering in the Grand and Eskimo were partly offset by $7.5 million in reduced bunker costs for the Celsius, Frost, Glacier and the Viking, the latter having been sold during 1Q and against which there was a non-recurring $4 million fuel claim settlement during 4Q. Bunker costs per ton have also fallen generally on the back of the decline in oil prices.

Vessel operating expenses increased $2.8 million to $15.6 million in 1Q. The recently delivered Snow, Kelvin and Ice added $3.3 million to operating costs. Savings of $0.5 million elsewhere were principally due to the sale of Golar Viking. Administration costs increased $2.7 million from 4Q to $7.0 million in 1Q. A credit of $2.5 million in respect of previously expensed FLNG FEED costs recognised in 4Q positively impacted that quarters administration costs and therefore accounts for most of the quarter-on-quarter increase. Depreciation and amortisation in 1Q amounted to

$17.7 million, an increase of $3.6 million over 4Q, mainly due to growth in the size of the fleet following the three further new building deliveries.

Collectively the above resulted in a $12.1 million decrease in underlying EBITDA from $7.8 million in 4Q to a loss of $4.3 million in 1Q.

Net Income Summary

	2015	2014
(in thousands of $)	Jan-Mar	Oct-Dec

Total Operating Loss (excluding gain on disposals)	(30,735)	(8,280)

Net gain on disposals to Golar Partners (includes amortization of deferred gains)	97,840	8,563
Loss of sale of Golar Partners Common Units	(3,011)	-
Other operating loss	-	(6,387)
Dividend income	3,581	7,174
Other	-	-
Net interest expense	(15,037)	(8,696)
Other financial items	(31,951)	(35,015)
Taxes	1,061	349
Equity in net earnings of affiliates	2,819	4,296

Net income (loss)	24,567	(37,996)

In 1Q the Company generated a net profit of $24.6 million, driven predominantly by a provisional $100 million gain on sale of the Golar Eskimo which completed on January 20. This offset a poor operating result and significant non-cash financial costs linked to mark to market valuation of interest rate and TRS swaps.

As a result of Golar’s underwritten secondary offering of 7,170,000 common units representing limited partner interests in Golar LNG Partners LP on January 9, a $3.0 million net loss on sale was recognised during the quarter. As the sale of the 7.17 million common units occurred prior to the record date for the 4Q dividend, the contribution to the Company’s 1Q dividend income derived from the Company’s share of common units, its general partner stake and incentive distribution rights (“IDRs”) in Golar Partners reduced by $3.6 million to $3.6 million. The Company also received a cash dividend of $9.0 million in respect of its ownership of the Partnership’s subordinated units and this is accounted for using the equity accounting method. Golar has accounted for its share of the Partnership’s 1Q earnings (based on its ownership interest in the subordinated units only) through the Equity in net earnings of affiliates line item in the income statement. In 1Q this amounted to $2.8 million, a fall of $1.5 million from 4Q due primarily to lower revenue in respect of two months scheduled downtime of the FSRU Golar Igloo. When all classes of ownership are taken into account, the aggregate underlying cash dividend from the Partnership received in 1Q was $12.6 million compared to $15.9 million in 4Q.

Net interest expense increased from $8.7 million in 4Q to $15.0 million in 1Q as the Company drew down on its debt facilities designed to fund the delivery of new buildings. During 1Q a further $548 million net of fees was drawn down in respect of the Golar Snow, Kelvin and Ice. A full quarter’s interest was also accrued in respect of the Golar Frost and Glacier which were delivered during 4Q. Deemed interest on equity invested in the remaining newbuilding program which is capitalised and credited to interest expense also dropped from $3.6 million in 4Q to $0.8 million in 1Q. Included in the Other Financial Items loss of $32.0 million is a $15.8 million non-cash mark-to-market valuation loss on interest rate swaps due to decreases in long term interest rates in the period, an $11.8 million total return swap loss on the Company’s shares and $4.4 million of swap interest on undesignated hedges.

Commercial Review

LNG Shipping and FSRU Performance
1Q saw a material fall in demand and charter rates for LNG shipping. Average spot rates during the quarter were $40-45,000/day for TFDE vessels and $30-35,000/day for steam turbine vessels. Activity was extremely limited across the market, with some vessels remaining idle for almost the entire quarter. Spot charters which were concluded typically included ballast payments equivalent to fuel only. The most active charterer in the market during the early part of the year was RasGas, concluding a significant number of charters for "backhaul" voyages from Qatar to Europe. These were generally concluded with rates at a discount to perceived market levels. April and May have seen a slight increase in the number of spot charters, although rates have fallen to even lower levels as a significant number of vessels remain open prompt.

A number of term deals have been concluded in 2015 for firm periods between 4 and 12 months with options up to a further 2 years. Both ST and TFDE vessels have been chartered for these requirements at rates in $20-30,000/day range. The East-West arbitrage in LNG prices has been close to zero for most of 2015 to date as demand has remained flat amongst Far East buyers. As a result, LNG volumes moving from the Atlantic to East of Suez dropped by more than 50% from those seen in the preceding quarter. Demand has however been stimulated as new LNG importers have entered the market from Egypt, Jordan and Pakistan.

Golar’s existing fleet of 5 operating FSRU’s, all of which reside within the Partnership, continue to operate reliably and availability across the operating FSRU fleet remains at 100%. Golar Eskimo was at Keppel shipyard in Singapore during February to conclude modifications to the vessel in advance of her going into FSRU service in Jordan. The FSRU, has been chartered back by Golar Partners to Golar for $22 million and the right to receive revenues until June 30, was released into the spot market and remained idle until early May when it commenced a 20-day charter at market rates to collect and deliver a commissioning cargo. The revenue in respect of this voyage charter will accrue to Golar. Eskimo arrived in Aqaba, Jordon on May 25 and is expected to shortly commence regas operations.

Investment Review

Hilli Conversion Contract
As of end-March, the overall Hilli FLNG project progress was 42% against scheduled progress of 39.7%. Including the value of the original vessel, Golar has invested $360 million in the project as of March 31.

Gimi Conversion Contract
Long-lead orders for gas turbines and cold-boxes have been placed. No further milestone payments have been made since the initial $50 million payment upon making effective the conversion contract with Keppel Shipyard in December 2014. Although the Gimi has been identified as the base case GoFLNG vessel for Ophir’s Equatorial Guinea project, the Heads of Terms signed with Ophir allows for Golar to provide an alternate vessel. In the event that Golar secures a new project requiring a GoFLNG availability between 2018 and the first half of 2019, the Gimi could be deployed for that project and an alternate vessel converted for Equatorial Guinea. Alternatively, if such a project is not forthcoming between now and November 2015, Golar could issue a notice to proceed with the conversion of the Gimi in November 2015 stipulating a start date for conversion activities that coincides with Ophir’s FID scheduled for first half 2016. Certain modifications to the vessel outside those contemplated by Golar’s initial FEED study will be required for the Equatorial Guinea project. In particular, the addition of a 20-meter section to the vessel bow will be required to host production and well head control equipment. The cost estimate and detailed scope for this additional work together with the precise mechanism as to how Golar will be remunerated for it is currently under discussion. In the event that Golar does not issue a notice to proceed with the conversion of Gimi by November 2015, the Company has secured certain cancellation provisions which allow termination of the contract and recovery of any milestone payments, less a set cancellation fee.

Third GoFLNG vessel under negotiation with Keppel Shipyard
Due to significant interest being stimulated by Golar’s new approach to developing FLNG projects, the Company has commenced discussions with partners Keppel and Black & Veatch aimed at exercising an option, under an existing framework agreement, for the ordering of a third GoFLNG unit similar to the Hilli and the Gimi. Golar intends to pursue the third GoFLNG vessel on a similar contractual basis as the second vessel, preserving flexibility on design and delivery schedule, and including cancellation provisions. Although subject to business development uncertainty, further opportunities for deploying facilities similar to Hilli and Gimi are being pursued and work continues to mature these leads.

New-build Deliveries
During the quarter, three TFDE LNG carriers were delivered - Golar Snow, Golar Kelvin and Golar Ice. All three were financed under the ICBCL sale and leaseback facility. In aggregate, $368 million was payable to the yard on delivery and $548 million net of fees was received from ICBCL. A total of $180 million in equity was therefore released to the balance sheet upon delivery. All ten newbuild LNG carriers have now been delivered as have two of the three newbuild FSRUs, which have been subsequently sold to Golar Partners. The last of the thirteen vessel newbuild program, the FSRU Golar Tundra remains on schedule for delivery in the fourth quarter of 2015.

Completion of the Sale of Golar Eskimo
The sale of Golar Eskimo for $390 million was completed on January 20, 2015. Golar Partners financed the purchase using $7.2 million cash on hand, the proceeds of a $220 million loan from the Company and the assumption of bank debt in respect of the Golar Eskimo which at completion amounted to $162.8 million. The loan from Golar has a two year term with interest chargeable at LIBOR plus a blended margin of 2.84%. Subsequent to quarter end Golar Partners successfully completed a $150 million Norwegian USD bond issue. A substantial share of the proceeds will likely be applied against the $220 million loan prior to the end of 2Q.

Sale of Golar Viking (“Salju”)
On February 16 Golar concluded the sale of the 2005 built LNG carrier Golar Viking (renamed Salju) to Equinox at a sale price of $135 million. Shortly before the sale Golar repaid an existing $82 million outstanding debt on the vessel. Golar provided a $133 million loan facility, $80 million of which Equinox intends to refinance and repay upon successful placement of the Salju on a long-term charter. Post refinancing, approximately $53 million of the loan from Golar, secured with a second priority security over the vessel, will remain outstanding. This will have a tenor of 10 years and incur interest at LIBOR plus a blended margin of 4% with a further benefit to Golar driven by the ship’s actual operational performance which could potentially reduce the tenor.

Purchase of the LNG carrier Abuja
On April 20, Golar acquired the 1980 built moss-type LNG carrier, Abuja from Bonny Gas Transport for a consideration of $20 million. Although not a prerequisite for winning the Nigeria LNG two-carrier 12-month charters that Golar secured in January, it assisted NLNG with their vessel renewal program and may therefore have resulted in the differentiation of Golar’s tender in this competitive process. The Board is currently considering strategic alternatives for Abuja. Realistic alternatives include sale of the vessel to a third party or use as a future conversion candidate.

Business Development Review

FSRU activities
Golar Eskimo arrived off Aqaba on May 25 and is shortly expected to commence operations under its 10-year time charter with the Hashemite Kingdom of Jordan. Earnings received under this time charter prior to June 30 will also be for Golar’s account as will approximately $9.2 million in late start fees received from Jordan. After June 30 Golar Partners will receive all future revenue earned by this FSRU. In accordance with the Eskimo sale and purchase agreement Golar paid a $9.6 million timecharter fee during 1Q for the use of the vessel. A further $12.4 million will be paid in respect of 2Q after which no further timecharter payments will be due to Golar Partners and no further revenue in respect of the Eskimo will be receivable by Golar.

The Ghana FSRU project continues to advance towards a Final Investment Decision now expected in Q3 2015. The project has continued to make steady progress across a range of outstanding technical and commercial issues. The Board remains optimistic and committed to the deployment of the Golar Tundra in Ghana with lead partner Quantum Power. Golar has however also noted an improving FSRU opportunity set and continues to market the Tundra outside of West Africa. Brazil, Egypt, Indonesia, and South Africa are all in the market for new-build FSRUs and in some cases tenders have been issued.

GoFLNG - Business Development Progress
Good progress continues to be made in advancing the Cameroon GoFLNG project with a first production target of April 2017 remaining as originally scheduled. The Company is currently focused on working with SNH and Perenco to finalise the Tolling Agreement terms and the Midstream Gas Convention that sets out the fiscal and regulatory regimes governing the FLNG operations. All parties remain focussed on completing both these documents in full by mid-year, following which the project will move for final approval from the Cameroon Government, expected near the end of Q3 2015. Separately, the upstream partnership of SNH and Perenco have been progressing the marketing of the LNG to be produced from the project with a strong level of interest shown.

Golar announced on May 5 that it had signed a binding Heads of Terms with Ophir Energy Plc for the provision of the GoFLNG vessel Gimi or alternate. The agreement will be structured as a 20-year tolling contract, commencing commercial operations in the first half 2019. Block R’s 2.5 tcf of high purity 2P gas resources, situated in an area of benign sea conditions, are ideally suited for the application of Golar’s GoFLNG technology.

Golar with its partners Keppel Shipyard and Black and Veatch committed to the Gimi FLNG conversion in December 2014. Gimi will benefit from utilising the same configuration of utilities and liquefaction facilities as its sister ship Hilli, with variations to accommodate production direct from the deep-water reservoir. At full production the vessel will have a contracted capacity in the range of 2.2 to 2.5 mtpa of LNG, to be marketed by Ophir, GEPetrol and Sonagas. The integrated Ophir/GEPetrol/Sonagas/Golar project is expected to take FID during the first half of 2016 following completion of the upstream FEED study.

The Cedar LNG Project continued with development activities focused on negotiating detailed terms for the Phase I gas transportation capacity, pre-filing activity with respect to key permit applications, and support of the NEB export license application.   A revised LNG export application was submitted by Cedar on May 1.  In parallel, the Haisla Nation and Golar have been in discussions to finalize appropriate governance and organizational frameworks to fully support the Cedar initiative through to a final investment decision (currently scheduled for late 2016) and beyond.  The Parties hope to conclude those discussions in the near term.  As the Cedar LNG project is dependent on successful implementation of large scale pipeline infrastructure projects delivering into the Douglas Channel area, Golar is closely monitoring the relevant development activities of primary stakeholders with the goal of maintaining an activity level commensurate with the progress of those projects.

Investors are reminded once again that each of the Company’s opportunities involve the development and execution of a complex set of commercial and technical agreements between Golar, its counterparties and the relevant host nation. Therefore, notwithstanding positive progress on many fronts, these projects cannot be considered firm until parties have entered into binding contractual commitments.

Financing and Liquidity Review

Newbuild financing
Both the 8-vessel debt facility and the 4-vessel ICBCL sale and leaseback facility collectively worth close to $1.9 billion have now been fully drawn down. The three LNG carriers delivered in 1Q were financed by ICBCL and together released around $180 million of equity which will be substantially redeployed toward Golar’s FLNG projects. Discussions regarding financing in respect of the 4Q delivering FSRU Tundra are also at an advanced stage at attractive levels and terms. This financing is also expected to release some equity to reinvest into FLNG.

FLNG financing
As at March 31, $320 million of the Hilli conversion cost (excluding the value of the vessel itself) has been paid by Golar. Keppel’s 10% equity participation in Golar Hilli Corporation will contribute up to $130 million. Further progress has been made with lenders willing to finance around 70% of the project cost upon execution of the commercial LNG services agreements. These proposals make provision for financing the pre-delivery construction phase of the project and will, subject to employment contract, finance the remaining construction cost.

To part finance the anticipated conversion of the Gimi the Company sold 7,170,000 of its common units, representing limited partner interests in Golar Partners in an underwritten secondary offering. The offering launched on January 8, priced on January 9 at $29.90 per unit and generated net proceeds of approximately $207 million. Following the sale, Golar’s interest in the Partnership reduced from 40.4% to 30% where it is expected to remain for the foreseeable future.

The current schedule anticipates that the LNG services agreements for Hilli will be fully documented by mid-year and become effective during 3Q. The Board is confident that attractive financing will be available subsequent to completion of the Perenco contract. Proceeds from this financing together with the proceeds of the secondary offering, the repayment of facilities provided to Golar Partners and other sources of liquidity will create the necessary financial basis for advancing the Gimi project.

Liquidity
The Company has built up a strong liquidity position to fund its current operational and FLNG conversion commitments. In addition to the March 31 cash balance of $427 million the Company also had a $240 million receivable from Golar Partners in respect of the Eskimo sale and the scheduled 2Q repayment of an interest free $20 million revolver. A significant share of this $240 million receivable is expected to be repaid by Golar Partners prior to the end of 2Q. In addition to receiving ongoing annual dividends from the Partnership exceeding $50 million and, subject to charters being in place, Golar also expects to receive equity release in respect of the Tundra during the fourth quarter and repayment of its $80 million contribution in extinguishing the Golar Viking’s debt further ahead.

Corporate and other matters

Share and Convertible Bond Buybacks
As at March 31, 2015, Golar had forward contracts to repurchase 3.5 million shares at an average price of $40.39 per share. No further shares were repurchased during the quarter and none have been purchased since March 31. The forward contract was marked to market as of March 31st (GLNG share price $32.82 ) which resulted in an unrealised loss of $11.8 million for the quarter.

Shares and options
As at March 31, 2015, the total number of shares outstanding in Golar including the 3.5 million shares repurchased by the Company is 93.4 million. Additionally, there are currently 2.4 million outstanding stock options in issue.

Dividend
With respect to 1Q, the Board has decided to maintain the dividend at $0.45 per share. The Company does not expect further material growth in the dividend ahead of an upturn in the shipping market or until the floating LNG liquefaction units become free cash generative.

The record date for the dividend will be June 12, ex-dividend date is June 10 and the dividend will be paid on or about June 26, 2015.

Outlook

In line with previous forecasts, the market for chartering of LNG shipping has remained weak for the first half of 2015. With close to 40 LNG Carriers currently idle it will take some time to see a full recovery. Utilisation, underlying revenue net of voyage expenses and consequently operating results are expected to deteriorate further during 2Q however the Company believes that the bottom of this challenging shipping market has been reached. The first signs of an improved chartering environment, albeit from a very low base, are starting to become evident as new LNG production capacity is prepared for start-up and new markets for receiving LNG in Pakistan, Jordan and Egypt have started to receive their first cargoes. Golar hope to see this manifest itself in a gradual improvement to utilisation, net revenue and operating results from 3Q onwards.

In contrast to the market for LNG Carriers, the level of enquiry and interest for FSRU’s is the strongest it has been for some time. The Company is therefore very optimistic that the FSRU Tundra will be contracted on terms that make it a suitable near-mid-term dropdown candidate to Golar Partners.

Over the past nine months Golar has developed a significant pipeline of interesting leads for future FLNG contracts that include development of non-associated gas reserves as well as monetization of flared and associated gas. The Company continues to be encouraged by levels of enquiry and the geographical diversity of the opportunities for Golar’s unique approach to floating liquefaction; GoFLNG. The ability to provide a cost efficient, fast track mid-stream solution to monetise otherwise stranded gas reserves is proving to be an attractive proposition to resource owners and Governments seeking swift access to LNG export capacity. For the time being, Golar sees limited competition from other players within the FLNG segment.

The Board is clearly not satisfied with the 1Q results or with the underlying results anticipated for 2Q linked to the poor spot market and the charter back of Golar Eskimo and Golar Grand. With this in mind, all alternatives to improve this weak performance are being contemplated ahead of the improvement expected for 3Q once the Eskimo charterback has terminated and the chartering market begins to recover. Supporting the more positive sentiment for 3Q, Golar have, recently employed 7 of its idle ships on spot voyages commencing between June and July.

Net income for Q2 will be materially influenced by mark to market of interest swaps and total return swaps on the Company’s shares. Based on interest rate curves and the Golar share price as of May 26th these items are expected to contribute positively to net income by approximately $50 million.

The Board is pleased by the way the Company is strategically positioned. The solid groundwork which have been laid and the discussions which have been initiated create a realistic opportunity that Golar by 2020 will have a broad portfolio of GoFLNG units in operation and under construction.

Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are: changes in LNG carriers, FSRU and floating LNG vessel market trends, including charter rates, ship values and technological advancements; changes in the supply and demand for LNG; changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs; and floating LNG vessels; changes in Golar’s ability to retrofit vessels as FSRUs and floating LNG vessels, Golar’s ability to obtain financing for such retrofitting on acceptable terms or at all and the timing of the delivery and acceptance of such retrofitted vessels; increases in costs; changes in the availability of vessels to purchase, the time it takes to construct new vessels, or the vessels’ useful lives; changes in the ability of Golar to obtain additional financing; changes in Golar’s relationships with major chartering parties; changes in Golar’s ability to sell vessels to Golar LNG Partners LP; Golar’s ability to integrate and realize the benefits of acquisitions; changes in rules and regulations applicable to LNG carriers, FSRUs and floating LNG vessels; changes in domestic and international political conditions, particularly where Golar operates; as well as other factors discussed in Golar’s most recent Form 20-F filed with the Securities and Exchange Commission. Unpredictable or unknown factors also could have material adverse effects on forward-looking statements.

May 27, 2015
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda.
Questions should be directed to:
Golar Management Limited - +44 207 063 7900
Gary Smith - Chief Executive Officer
Brian Tienzo - Chief Financial Officer
Stuart Buchanan - Investor Relations

Golar LNG Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2015	2014	2014	2014
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec

Time charter revenues	32,145	32,518	18,536	95,399
Vessel and other management fees	4,381	2,754	2,430	10,756
Total operating revenues	36,526	35,272	20,966	106,155

Vessel operating expenses	15,595	12,812	13,767	49,570
Voyage, charter-hire and commission expenses (1)	27,017	11,850	6,114	27,340
Administrative expenses	6,952	4,266	4,864	19,267
Depreciation and amortization	17,697	14,124	12,335	49,811
Impairment of long-term assets	—	500	—	500
Total operating expenses	67,261	43,552	37,080	146,488

Gain on disposals to Golar Partners (includes amortization of deferred gains)	103,664	8,563	35,519	43,783
Other operating gains and losses (LNG trade)	—	—	1,317	1,317
Loss on disposal of fixed assets	(5,824)	—	—	—
Other operating loss	—	(6,387)	—	(6,387)

Operating income (loss)	67,105	(6,104)	20,722	(1,620)

Other non-operating income (expense)
Dividend income	3,581	7,174	6,416	27,203
Loss on sale of available-for-sale-securities	(3,011)	—	—	—
Other	—	—	718	281
Total other non-operating income	570	7,174	7,134	27,484

Financial income (expenses)
Interest income	1,592	173	283	716
Interest expense	(16,629)	(8,869)	(2,164)	(14,474)
Other financial items	(31,951)	(35,015)	(16,712)	(74,094)
Net financial expense	(46,988)	(43,711)	(18,593)	(87,852)

Income (loss) before taxes and equity in net earnings of affiliates	20,687	(42,641)	9,263	(61,988)
Taxes	1,061	349	614	1,114
Equity in net earnings of affiliates	2,819	4,296	3,114	19,408

Net income (loss)	24,567	(37,996)	12,991	(41,466)
Net income attributable to non-controlling interests	(2,649)	(1,655)	—	(1,655)

Net income income (loss) attributable to Golar LNG Ltd	21,918	(39,651)	12,991	(43,121)

(1)This includes related party charter-hire expenses of $13.6 million for the quarter ended March 31, 2015.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2015	2014	2014	2014
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec

Net income (loss)	24,567	(37,996)	12,991	(41,466)

Other comprehensive income (loss):
Loss associated with pensions (net of tax)	—	(2,520)	—	(2,520)
Net (loss) gain on qualifying cash flow hedging instruments (1)	(529)	143	1,238	6,493
Net (loss) gain on investments in available-for-sale securities (2)	(20,679)	(31,553)	(3,092)	7,955
Other comprehensive (loss) income	(21,208)	(33,930)	(1,854)	11,928
Comprehensive income (loss)	3,359	(71,926)	11,137	(29,538)

Comprehensive income (loss) attributable to:

Stockholders of Golar LNG Limited	710	(73,581)	11,137	(31,193)
Non-controlling interests	2,649	1,655	—	1,655
	3,359	(71,926)	11,137	(29,538)

(1) Included share of net loss of $0.9 million for the quarter ended March 31, 2015 on qualifying cash flow hedging instruments held by an affiliate (for the quarter ended December 31, 2014: $0.4 million net loss).
(2) Included in the net (loss) gain on investment in available-for-sale securities for the quarter ended March 31, 2015 is a gain of $12.9 million (for the quarter ended December 31, 2014: $nil) reclassified out of Accumulated Other Comprehensive Income to the Statement of Operations.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	2015	2014
(in thousands of $)	Mar-31	Dec-31

ASSETS
Current
Cash and cash equivalents	376,085	191,410
Restricted cash	51,249	74,162
Other current assets	114,771	30,234
Amounts due from related parties	17,627	9,967
Short-term debt due from related party	20,000	20,000
Vessel held-for-sale	—	132,110
Assets held-for-sale	—	284,955
Total current assets	579,732	742,838
Non-current
Restricted cash	425	425
Investment in available-for-sale securities	44,188	275,307
Investment in affiliates	328,307	335,372
Cost method investments	204,172	204,172
Newbuildings	106,161	344,543
Asset under development	359,850	345,205
Vessels and equipment, net	2,262,588	1,648,888
Other long-term assets	150,376	95,243
Long-term debt due from related party	220,000	—
Total assets	4,255,799	3,991,993

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt	505,246	116,431
Other current liabilities	92,713	88,858
Liabilities held-for-sale	—	164,401
Total current liabilities	597,959	369,690
Long-term
Long-term debt	1,334,072	1,264,356
Other long-term liabilities	76,517	75,440
Total Liabilities	2,008,548	1,709,486

Equity
Stockholders' equity	2,242,947	2,280,852
Non-controlling interests	4,304	1,655

Total liabilities and stockholders' equity	4,255,799	3,991,993

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2015	2014	2014	2014
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec

OPERATING ACTIVITIES
Net income (loss)	24,567	(37,996)	12,991	(41,466)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	17,697	14,124	12,335	49,811
Amortization of deferred tax benefits on intra-group transfers	(872)	(872)	(872)	(3,488)
Amortization of deferred charges and debt guarantee	(1,644)	776	536	2,459
Gain on disposal to Golar Partners (including amortization of deferred gain)(1)	(103,664)	(8,563)	(35,519)	(43,783)
Loss on sale of fixed asset(2)	5,824	—	—	—
Equity in net earnings of affiliates	(2,819)	(4,296)	(3,114)	(19,408)
Dividend income from available-for-sale securities and cost investments recognized in operating income	(3,581)	(7,174)	(6,416)	(27,203)
Dividend received	12,553	15,907	14,750	61,967
Drydocking expenditure	(16,201)	(5,651)	(719)	(8,947)
Stock-based compensation	1,626	1,305	84	1,619
Loss on sale of available-for-sale securities	3,011	—	—	—
Change in market value of derivatives	25,562	26,292	9,428	42,016
Other current and long-term assets	(14,349)	(10,167)	(76,780)	(20,343)
Other current and long-term liabilities	(9,060)	27,557	(7,126)	29,825
Net foreign exchange loss (gain)	387	1,747	(542)	1,314
Impairment of long-term assets	—	500	—	500
Net cash (used in) provided by operating activities	(60,963)	13,489	(80,964)	24,873

Golar LNG Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS (CONTINUED)

	2015	2014	2014	2014
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec

INVESTING ACTIVITIES
Additions to vessels and equipment	(155)	—	(1,411)	(2,359)
Additions to newbuildings	(384,412)	(448,913)	(196,608)	(1,150,669)
Additions on assets under development	(13,695)	(74,781)	—	(313,645)
Short-term loan granted to Golar Partners	—	—	(20,000)	(20,000)
Additions to other long-term assets	—	(49,873)	—	(49,873)
Proceeds from disposal of business to Golar Partners, net of cash disposed(1)	6,872	—	148,048	155,319
Proceeds from disposal of investments in available-for-sale securities	207,428	—	—	—
Restricted cash and short-term investments	22,913	(71,476)	—	(48,043)
Net cash used in investing activities	(161,049)	(645,043)	(69,971)	(1,429,270)

FINANCING ACTIVITIES
Proceeds from issuance of equity	—	—	—	660,947
Proceeds from short-term debt	—	—	67,559	67,559
Proceeds from long-term debt (including related parties)	552,584	586,112	161,270	1,155,187
Repayments of short-term and long-term debt (including related parties)	(94,583)	(104,612)	(2,350)	(239,903)
Repayments of short-term debt	—	—	—	—
Financing costs paid	(10,868)	(7,863)	(6,375)	(18,672)
Cash dividends paid	(40,446)	(41,502)	(36,271)	(155,996)
Proceeds from exercise of share options	—	825	334	1,338
Net cash provided by financing activities	406,687	432,960	184,167	1,470,460
Net increase (decrease) in cash and cash equivalents	184,675	(198,594)	33,232	66,063
Cash and cash equivalents at beginning of period	191,410	390,004	125,347	125,347
Cash and cash equivalents at end of period	376,085	191,410	158,579	191,410

(1) In addition to the cash consideration received for the sale of the Golar Eskimo in January 2015, there was a non-cash consideration in relation to Golar Partner's assumption of the bank debt of $162.8 million and vendor loan of $220 million provided by us which remains outstanding as at March 31, 2015.
(2) The sale of the Golar Viking to Equinox in February 2015 was funded by a bridging loan facility. There was no cash consideration.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Additional Paid in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (loss) income	Accumulated Retained Earnings	Total before Non- Controlling Interest	Non-Controlling Interest	Total Equity
Balance at December 31, 2013	80,580	656,018	200,000	(6,757)	874,296	1,804,137		1,804,137

Net income	—	—	—	—	12,991	12,991	—	12,991
Dividends	—	—	—	—	(36,271)	(36,271)	—	(36,271)
Grant of share options	—	84	—	—	—	84	—	84
Exercise of share options	45	542	—	—	(253)	334	—	334
Other comprehensive income	—	—	—	(1,854)	—	(1,854)	—	(1,854)

Balance at March 31, 2014	80,625	656,644	200,000	(8,611)	850,763	1,779,421	—	1,779,421

(in thousands of $)	Share Capital	Additional Paid in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (loss) income	Accumulated Retained Earnings	Total before Non- Controlling Interest	Non-Controlling Interest	Total Equity
Balance at December 31, 2014	93,415	1,307,087	200,000	5,171	675,179	2,280,852	1,655	2,282,507

Net loss	—	—	—	—	21,918	21,918	2,649	24,567
Dividends	—	—	—	—	(40,446)	(40,446)	—	(40,446)
Grant of share options	—	1,492	—	—	—	1,492	—	1,492
Forfeiture of share options	—	(188)	—	—	—	(188)	—	(188)
Cancellation of share options	—	527	—	—	—	527	—	527
Other comprehensive income	—	—	—	(21,208)	—	(21,208)	—	(21,208)

Balance at March 31, 2015	93,415	1,308,918	200,000	(16,037)	656,651	2,242,947	4,304	2,247,251

Footnotes:

(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital thereby giving Golar greater flexibility when it comes to declaring dividends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: May 27, 2015	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial and Accounting Officer